

06003750



SECURI   JMMISSION

Washington, D. C. 20549
ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC FILE NUMBER

8- 3 / 7 0 /

REPORT FOR THE PERIOD BEGINNING   1/1/05   to   12/31/05

                             MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

First Empire Securities, Inc.

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P. O. Box No.)

100 Motor Parkway

(No. and Street)

Hauppauge	New York	11788
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Dominick Cidoni   (631) 979-0097

                                               (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

PROCESSED

MAR 2 2 2006

THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Albrecht, Viggiano, Zureck and Company, P. C.

(Name – *if individual, state last, first, middle name*)

25 Suffolk Court	Hauppauge	New York	11788
(Address)	(City)	(State)	(Zip Code)

RECEIVED

FEB 2 1 2006

203

CHECK ONE:

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

*   *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.
SEC 1410 (06-02)

OATH OR AFFIRMATION

I, _____Michael Belfiore_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _First Empire Securities, Inc._ , as of _December 31_ , 2005 are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
Title

Subscribed and sworn to before me this

__17__ day of Fzbruary 20OL

_____
Notary Public

This report* contains (check all applicable boxes)

[X]   (a) Facing Page.
[X]   (b) Statement of Financial Condition.
[X]   (c) Statement of Income (Loss).
[X]   (d) Statement of Cash Flows.
[X]   (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[ ]   (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
[X]   (g) Computation of Net Capital.
[ ]   (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[ ]   (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
[ ]   (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ]   (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[X]   (l) An Oath or Affirmation.
[ ]   (m) A copy of the SIPC Supplemental Report.
[ ]   (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

* For conditions of confidential treatment of certain portions of this filing, see section 240.17e-5(e)(3).

FIRST EMPIRE SECURITIES, INC.

AUDITED FINANCIAL STATEMENTS

December 31, 2005

TABLE OF CONTENTS

ALBRECHT, VIGGIANO, ZURECK & COMPANY, P.C.

CERTIFIED PUBLIC ACCOUNTANTS
25 SUFFOLK COURT
HAUPPAUGE, NY 11788
(631) 434-9500

INDEPENDENT AUDITORS' REPORT

Board of Directors
First Empire Securities, Inc.
Hauppauge, New York

We have audited the accompanying statement of financial condition of First Empire Securities, Inc. (an S-Corporation) as of December 31, 2005. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial condition of First Empire Securities, Inc. as of December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Hauppauge, New York
February 1, 2006

FIRST EMPIRE SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2005

ASSETS

Cash and cash equivalents	$	21,784
Deposits with clearing broker		254,750
Securities owned at market		
Trading		19,950,200
Investment		931,738
Other assets		107,168
Property and equipment, net of accumulated depreciation		3,008,781
	$	24,274,421

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts payable and accrued expenses	$	364,204
Payable to clearing broker, net		18,739,437
Securities sold under repurchase agreement		544,855
		19,648,496

STOCKHOLDER'S EQUITY

Common stock - no par value, 1,000 shares authorized, 400 issued and outstanding		324,156
Additional paid in capital		1,500,000
Retained earnings		2,801,769
		4,625,925
	$	24,274,421

See notes to financial statements.

FIRST EMPIRE SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2005

Note 1 – Business Description and Summary of Significant Accounting Policies

Business Description

The Company is registered with the National Association of Security Dealers (NASD) as a broker-dealer of securities. All security transactions are cleared through another broker (clearing broker) that settles all transactions and maintains customer accounts. The company maintains a nationwide customer base.

Profit and loss arising from securities entered into for the account and risk of the Company, as well as customers' securities transactions, are reported on a settlement date basis.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Property and Equipment

All property and equipment are recorded at cost and are depreciated over their useful lives using the straight line method of depreciation ranging from five to thirty nine years.

Income Taxes

The Company, with the consent of its shareholder, has elected under the Internal Revenue Code to be an S Corporation for Federal and New York State income taxes. In lieu of corporation income taxes, the shareholder of an S Corporation is taxed on the Company's taxable income. Therefore, no provision or liability for Federal income taxes has been included in the financial statements. Income tax expense included in the financial statements includes surcharges and taxes on other states the Company operates in.

Note 2 - Cash and Cash Equivalents

Cash equivalents consist of money market funds and investments with original maturities of 90 days or less. Certificates of deposit with original maturities over 90 days and other short-term investments are classified separately.

Cash deposits in bank accounts occasionally exceed the Federal Deposit Insurance Corporation limit of $100,000. The Company has not experienced any losses to date resulting from this policy.

FIRST EMPIRE SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2005

Note 3 - Deposits With Clearing Brokers

The Company's clearing broker is Pershing, Inc. The agreement between the Company and Pershing, Inc. requires that the Company maintain a collateral deposit of $250,000. The collateral deposit including interest receivable as of December 31, 2005 is $254,750.

Note 4 - Securities Owned, at Market

Marketable securities owned consist of the following:

	Owned
United States Treasury Bills	$ 19,950,200
Equities	197,594
Certificate of Deposit	95,218
Government Securities	585,890
Corporate Bonds and notes	53,036
	$ 20,881,938

On December 30, 2005, the Company purchased United States Treasury Bills of $20,000,000, which was sold on trade date January 3, 2006. As of December 31, 2005, these Treasury Bills are included in Securities Owned at Market. The average monthly balance of United States Treasury Bills excluding this transaction for the year ended December 31, 2005 was zero.

Note 5 - Property and Equipment

Property and equipment are comprised as follows:

Office furniture and fixtures	$ 1,179,838
Office equipment	965,952
Leasehold improvements	1,400,755
Transportation equipment	26,040
	3,572,585
Less: accumulated depreciation	563,804
	$ 3,008,781

Total depreciation expense for the year ended December 31, 2005 was $262,591.

Note 6 - Payable to Clearing Broker - net

Payable to clearing broker is for the purchase of securities net of amounts due from the clearing broker from customer transactions.

FIRST EMPIRE SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2005

Note 7 - Related Party Transactions

The stockholder of First Empire Securities, Inc. is also the stockholder of First Empire CD Management, Inc. These companies share office facilities, personnel, operating costs and a common paymaster.

Note 8- Commitments

During 2004, the Company had decided to re-locate and entered into an agreement to rent office space that will be accounted for as an operating lease. The Company also entered into various lease agreements for office equipment and transportation equipment. Rental expense for the year ended December 31, 2005 was $347,160. Future minimum lease payments required under these operating leases are as follows:

Year ending December 31, 2006	$	671,197
2007		754,850
2008		763,904
2009		761,877
2010		761,877
	$	3,713,705

Note 9 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, should not exceed 15 to 1. At December 31, 2005, the Company has net capital of $1,423,723, which is $1,323,723 in excess of its required minimum net capital of $100,000 (the greater of $100,000 or 6.67% of $364,204 aggregate indebtedness). At December 31, 2005, the Company's net capital ratio is .25 to 1.

Note 10 – 401(k) Plan

The Company has a 401(k) plan. To be eligible, the employees must meet certain age and service requirements. For the year ended December 31, 2005 employer contributions were $96,384.